[redacted]

11016068

UNITED STATES
SECURITIES AND EXCHANGE C[illegible]
Washington, D.C. 205[illegible]

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SEC Mail Processing Section
FEB 25 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GVC Capital, LLC (formerly Bathgate Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5350 Roslyn Street, Suite 400
(No. and Street)

Greenwood Village	Colorado	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vicki D.E. Barone — (303)694-0826
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vicki D.E. Barone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GVC Capital, LLC (formerly Bathgate Capital Partners, LLC), as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing ~~Director~~ Partner

Title

Notary Public

NANCY STRATTON NOTARY PUBLIC STATE OF COLORADO

My Commission Expires 05/07/2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Detennination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GVC CAPITAL, LLC
(formerly Bathgate Capital Partners, LLC)

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
GVC Capital, LLC (formerly Bathgate Capital Partners, LLC)

We have audited the accompanying statement of financial condition of GVC Capital, LLC (formerly Bathgate Capital Partners, LLC) (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GVC Capital, LLC (formerly Bathgate Capital Partners, LLC) as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 16, 2011

GVC CAPITAL, LLC
(formerly Bathgate Capital Partners, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	669,751
Deposit held at clearing broker		160,000
Receivables:		
Commissions		98,045
Other		12,013
Securities owned, at fair value (Note 5)		13,230
Office equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $283,073		7,632
Other assets		23,641
Long-term investments, at fair value (Note 5)		43,206
	$	**1,027,518**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	384,339
COMMITMENTS AND CONTINGENCIES (Note 3 and 4)		
MEMBER'S EQUITY (Note 2)		643,179
	$	**1,027,518**

The accompanying notes are an integral part of this statement

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Bathgate Capital Partners, LLC was organized in 1995. Bathgate Capital Partners, LLC changed its name to GVC Capital, LLC (the "Company") effective January 1, 2010 and is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Agency, Inc. The Company is a wholly-owned subsidiary of GVC Partners, LLC ("Parent") (formerly known as Bathgate Partners, LLC).

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Revenue Recognition

The Company records proprietary transactions, commission revenue and related expenses on a settlement date basis. Transactions recorded on a trade date basis would not be materially different. In connection with the Company's investment banking activities, underwriting deposits and expense advances received by the Company, along with any related expenses, are deferred and recognized when its services are completed. Consulting fees are recognized when earned in accordance with applicable consulting agreement.

Fair Value of Financial Instruments

The Company's financial instruments, including cash, deposits with and due from clearing broker, receivables, other assets, accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of the instruments.

Securities Inventory and Long-term Investments

The Company values its investments in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Inventory and Long-term Investments (continued)

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Inventory and Long-term Investments (concluded)

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values its securities and securities sold, not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Changes in fair value are reflected in the Company's statement of operations.

The Company's long-term investments consists of investments in private companies consisting of direct equity investments. The transaction price, including transaction costs, is typically the Company's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values. Ongoing reviews by the Company's management are based on an assessment of each underlying investment, incorporating valuations that consider evaluation of financing and sale transactions with third parties as well as comparable transactions. These nonpublic securities are considered to be Level 3 of the fair value hierarchy.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company is a single member LLC and is a disregarded entity for federal and state income tax purposes. Accordingly, no provision for income taxes has been provided for in the accompanying financial statements. The Company's Parent is also an LLC and therefore, all income and expense is reported by the members of the Parent.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2007. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes *(concluded)*

a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2010.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2010, the Company had net capital and net capital requirements of $554,703 and $25,623, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.69 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space and equipment from unrelated parties under non-cancelable operating leases expiring through 2010. Future minimum rental commitments under these leases are approximately as follows:

Year	Amount
2011	$ 208,622
2012	204,894
2013	203,770
2014	68,223
	$ 685,509

Total rental expense, including the leases referred to above, was $156,080 for the year ended December 31, 2010.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-STATEMENT OF FINANCIAL CONDITION RISKS AND CONTINGENCIES

In the normal course of business, the Company's customers' activities ("customers") through its clearing broker involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-statement of financial condition risk. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the fair value of these securities decline subsequent to December 31, 2010.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company is involved in other disputes arising in the normal course of business, some of which are in the preliminary or early stages. In certain of these matters, large amounts are sought. Management, after review and discussion with legal counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these various matters, but it is not feasible to predict the final outcomes at the present time.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the amounts due from this clearing broker could be subject to forfeiture.

The Company has deposits in banks in excess of the FDIC insured amount of $250,000 at December 31, 2010 of $413,247.

NOTE 5 - FAIR VALUE MEASUREMENTS

The following table presents information about the Company's assets measured at fair value as of December 31, 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Assets				
Securities owned, at fair value	$ 13,230	$ -	$ -	$ 13,230
Long-term investments, at fair value	-	-	43,206	43,206
Total Assets	**$ 13,230**	**$ -**	**$ 43,206**	**$ 56,436**

Effective January 1, 2010, the Company adopted the provisions of FASB Accounting Standards Update ("ASU") No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.* In accordance with this ASU, the Company did not have any significant transfers between Level 1 and Level 2 during the year ended December 31, 2010.

The following table presents additional information about the Company's Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2010 are as follows:

	Balance as of December 31, 2009	Purchases and Sales, net	Realized and Unrealized Gains and (Losses)	Net Transfers In (Out)	Balance as of December 31, 2010	Change in Unrealized Gain (Loss) On Long-term Investments Still Held
Assets						
Long-term investments, at fair value	**$ 43,124**	**$ 82**	**$ -**	**$ -**	**$ 43,206**	**$ -**

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosure and/or adjustments.

SJ SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
GVC Capital, LLC (formerly Bathgate Capital Partners, LLC)
5350 S. Roslyn Street, Suite 400
Greenwood Village, CO 80111

Ladies and Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by GVC Capital, LLC (formerly Bathgate Capital Partners, LLC), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating GVC Capital LLC (formerly Bathgate Capital Partners, LLC) compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). GVC Capital LLC (formerly Bathgate Capital Partners, LLC)'s management is responsible for the GVC Capital LLC (formerly Bathgate Capital Partners, LLC)'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T, on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 16, 2011

GVC CAPITAL, LLC
(formerly Bathgate Capital Partners, LLC)

GENERAL ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
DECEMBER 31, 2010

General Assessment per Form SIPC-7, including interest	$	11,568
Less payment made with Form SIPC-6		(3,991)
Less overpayment from prior year Form SIPC-7T		(546)
Amount paid with Form SIPC-7	**$**	**7,031**

GVC CAPITAL, LLC
(formerly Bathgate Capital Partners, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010